CANO PETROLEUM, INC.
(formerly Huron Ventures, Inc.)

The Oil & Gas Commerce Building
309 West 7th Street, Suite 1600
Fort Worth, TX 76102

 INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 9th, 2004, by Cano Petroleum, Inc. (formerly Huron Ventures, Inc.), a Delaware corporation (the "Company"), to the holders of record of shares of common stock, $0.0001 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of three new members to the Company's Board of Directors.

On May 26, 2004, the Company entered into an Agreement and Plan of Merger with Davenport Acquisition Corp., an Oklahoma corporation wholly-owned by the Company ("Subsidiary"), Davenport Field Unit Inc., a Texas corporation ("Davenport"), the shareholders of Davenport (the "Davenport Shareholders"), Cano Energy Corporation, a Texas corporation ("Cano"), and Big Sky Management Ltd., the Company's principal stockholder (the "Merger Agreement").

Under the terms of the Merger Agreement, we acquired 100 percent of Davenport's stock in exchange for the issuance by us of 5,165,000 shares of our common stock to the Davenport Shareholders (approximately 33% percent of our outstanding shares) and certain additional consideration detailed in the Merger Agreement. Pursuant to the Merger Agreement we agreed to change our name to Cano Petroleum, Inc. The Merger Agreement was closed effective May 28, 2004 and the name change was effected on June 3, 2004. Please refer to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission ("SEC") for a more detailed description of the terms of the Merger Agreement.

Mr. S. Jeff Johnson has been appointed our Chief Executive Officer and President, Michael Ricketts has been appointed Chief Financial Officer and Secretary, and Thomas Cochrane has been appointed Executive VicePresident (Oil & Gas Operations).

Pursuant to the terms of the Merger Agreement, the Company has agreed, ten days after the filing of this Information Statement, to appoint Messrs. Johnson and Ricketts, as well as Donnie Dale Dent to the Company's Board of Directors, and to accept the resignation of Mr. Eric Boehnke as a director.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Johnson, Ricketts and Dent as directors.

The information contained in this Information Statement concerning Messrs. Johnson, Ricketts and Dent has been furnished to the Company by these gentlemen. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Common Stock is the only class of voting securities of the Company outstanding. As of May 26, 2004, there were 16,982,204 shares outstanding and entitled to one vote per share. On closing of the Merger Agreement, there were 15,647,204 shares of common outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the acquisition and the return to treasury discussed below, by:

  each person known to beneficially own more than five percent of the Common Stock;
  each officer and director of the Company; and
  all directors and executive officers as a group.
Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class
S. Jeff Johnson c/o 309 West 7th Street, Suite 1600 Fort Worth, TX 76102	4,080,350	26.08%
Michael J. Ricketts c/o 309 West 7th Street, Suite 1600 Fort Worth, TX 76102	464,850	2.97%
Tom Cochrane c/o 309 West 7th Street, Suite 1600 Fort Worth, TX 76102	464,850	2.97%
Donnie Dale Dent c/o 309 West 7th Street, Suite 1600 Fort Worth, TX 76102	40,000.026%
Eric Boehnke 2121 Mathers Avenue West Vancouver, BC V6V 2H2	392,993	2.51%
All officers and directors, after completion of the Acquisitions	5,443,043	34.79%

Directors and Executive Officers

Each of our directors is elected by stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one year and serves until his or her successor is duly elected and qualified, or until he is removed from office. The board of directors has no nominating, auditing or compensation committees.

Appointment of New Directors and Executive Officers

Pursuant to the terms of the Merger Agreement we have appointed S. Jeff Johnson as our Chief Executive Officer and President, Michael Ricketts as our Chief Financial Officer and Secretary and Tom Cochrane as our Executive Vice-President (Oil & Gas Operations). The Merger Agreement also provides that, subject to compliance with applicable law, we will appoint Messrs. Johnson and Ricketts as well as Don Dent to our Board of Directors. Our current director, Mr. Eric Boehnke, has agreed to resign following the appointment of the new directors. Set forth below is certain information with respect to these gentlemen, other than Mr. Boehnke:

S. Jeff Johnson. Mr. Johnson, age 39, has over 15 years of experience in the oil & gas business. His career in the industry began in corporate finance, raising funds for oil and gas partnerships for Chesapeake Energy's South Texas projects. In 1993, he initiated his first independent oil and gas exploration venture, and in 1997 arranged the purchase of Scope Operating, Inc., which he sold in 1998. Mr. Johnson is a member of the Independent Petroleum Association of America and the Texas Independent Producers and Royalty Owners Association. Mr. Johnson serves on the Board of Directors of the Curtis Cokes Foundation, a Dallas, Texas based non-profit organization that strives to improve the lives of inner-city youths and is an honorary co-chairman of House Majority Leader Tom Delay's Business Advisory Council

Michael Ricketts. Mr. Ricketts, age 46, is a Certified Public Accountant with 24 years of diversified accounting and finance experience with large public and private companies. Prior to joining the Company he served as Treasury Director and Controller with TNP Enterprises, Inc. and its subsidiaries Texas New Mexico Power Company and First Choice Power Company. Mr. Ricketts has also been employed by Union Pacific Resource Company, an integrated oil and gas company and KPMG. He is a member of the Texas Society of Certified Public Accountants and was a past two-term president of the Fort Worth Treasury Management Association. Mr. Ricketts received a Bachelor of Science degree in accounting from Arizona State University.

Tom Cochrane. Mr. Cochrane, age 41, brings Cano Petroleum over fifteen years of experience in water flooding and CO2 flooding. Prior to joining the Company, Mr. Cochrane spent more than ten years as an engineer with ExxonMobil Oil. Mr. Cochrane's expertise includes the coordination of injection and production logging, volumetric calculations, drill well candidate identification and review of proposed programs. Mr. Cochrane holds bachelors and masters degrees in Petroleum Engineering from the New Mexico Institute of Mining and Technology in Socorro, New Mexico.

Donnie Dale Dent. From 1995 to 1998, Mr. Dent, age 70, served as President and CEO of RUSA Oil, Ltd., a company jointly formed by Dresser Industries and Petro-Hunt Corporation and engaged in the exploration and development of two large oil fields in Siberia. Prior to 1995, he served as Executive Vice President at OKC Limited Partnership. From 1991 to 1998 he acted in the capacity of General Director of Khantymansiysknnefthunt, a Russo-American oil and gas joint venture. Prior to 1991 he was President of Box Energy Corporation. Dr. Dent has also served as General Counsel at Mesa Petroleum Corporation and as a staff attorney for Gulf Oil Corporation. Mr. Dent sits on the Board of Directors of Southwest Christian College and is Chairman of the school's Audit Committee. He received his Bachelor of Science Degree in Petroleum Engineering from Texas Tech University, and a law degree from the University of Tulsa.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the nine month period ended March 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

At present we do not pay our directors for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

Executive Compensation

The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last three fiscal years of the Company.

Name and Principal Position	Annual Compensation				Long-Term Compensation			All Other Compensation
	Year	Annual Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Warrants and Options	LTIP Payouts ($)
Eric Boehnke President and Chief Executive Officer	2003	0	0	0	0	0	0	0

Employment Agreements

As required by the Merger Agreement, we have entered into the following Employment Agreements:

S. Jeff Johnson. Pursuant to the terms of an Employment Agreement dated May 28, 2004 we have appointed Mr. Johnson as our Chief Executive Officer and President for a term of two years ending June 30, 2006. We have also agreed to appoint Mr. Johnson to our board of directors, subject to compliance with applicable law. We have agreed to pay to Mr. Johnson a base salary of $250,000 during the first year of his agreement and $267,500 in the second year. In addition, we have agreed to consider Mr. Johnson for an annual bonus (to be determined by our board of directors) of up to an additional $100,000 (to be paid in common stock based on the greater of $3.00 per share or the average closing price for the five days preceding the grant).

Michael Ricketts. Pursuant to the terms of an Employment Agreement dated May 28, 2004 we have appointed Mr. Ricketts as our Chief Financial Officer and Secretary for a term of two years ending June 30, 2006. We have also agreed to appoint Mr. Ricketts to our board of directors, subject to compliance with applicable law. We have agreed to pay to Mr. Ricketts a salary of $115,000 during the first year of his agreement and $123,050 in the second year.

Tom Cochrane. Pursuant to the terms of an Employment Agreement dated May 28, 2004 we have appointed Mr. Cochrane as our Executive Vice-President (Oil & Gas Operation) for a term of two years ending June 30, 2006. We have agreed to pay to Mr. Cochrane a salary of $125,000 during the first year of his agreement and $133,750 in the second year as well as a $35,000 signing bonus.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2004

CANO PETROLEUM, INC.

By:	/s/ Michael Ricketts
Michael Ricketts
Chief Financial Officer